Filed by: Acorn HoldCo, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

ADTRAN, Inc.

(Commission File No.: 000-24612)

ADVA Optical Networking SE

August 30, 2021

ADTRAN and ADVA Announce Combination to Create Global, Scaled End-to-End Fiber Networking Solutions Leader

•	Combination expands product offering and strengthens position as a global fiber networking innovation leader with combined revenue of $1.2B

•

Highly complementary businesses create a global, scaled end-to-end provider to better serve customers with differentiated fiber networking solutions, spanning metro edge, aggregation, access and subscriber connectivity

•	Creates a stronger and more-profitable company, poised to benefit from the unprecedented investment cycle in fiber, an expanded market opportunity and increased scale

•	Meaningful value creation with over $50 million in annual run-rate cost synergies

•	All-stock transaction with ADTRAN shareholders to own approximately 54% and ADVA shareholders to own approximately 46% of the combined company, assuming a tender of 100% of ADVA shares

•	Combined company to be dual-listed on the NASDAQ and Frankfurt Stock Exchange

HUNTSVILLE, AL and MUNICH, GERMANY, AUGUST 30, 2021 –ADTRAN, Inc. [Nasdaq: ADTN] and ADVA [FSE: ADV] announced today the entry into a business combination agreement to combine the two companies and create a leading global, scaled provider of end-to-end fiber networking solutions for communications service provider, enterprise and government customers. The merger combines ADTRAN’s global leadership in fiber access, fiber extension and subscriber connectivity solutions with ADVA’s global leadership in metro wavelength division multiplexing, data center interconnect, business ethernet and network synchronization solutions.

Both companies are pioneers in open, disaggregated solutions with a shared vision for the future of fiber networking. The combined business will offer a comprehensive portfolio for providing homes, businesses and 5G infrastructure with scalable, secure and assured fiber connectivity, paired with cloud-managed Wi-Fi connectivity and SaaS applications that optimize the performance of the network and improve the customer experience.

“We are in the early stages of an unprecedented investment cycle in fiber connectivity, especially in the U.S. and Europe, fueled by the demand for last-mile fiber access and middle-mile transport to provide high-speed connectivity to homes, businesses and future 5G infrastructure,” said ADTRAN Chairman and CEO Thomas Stanton. “By joining forces, our combined firm’s portfolio will better position us to capitalize on this highly compelling global opportunity. We expect the transaction will create significant long-term value for both companies’ stakeholders by increasing our scale and improving our ability to serve as a trusted supplier for customers worldwide.”

“The business combination is an outstanding opportunity to leverage the complementary nature of our customers and product portfolios and the compatibility of our companies’ businesses and culture,” said ADVA CEO Brian Protiva. “We are excited to join forces and create a world-class team with exceptional technology expertise and customer focus. Our shared vision and passion for innovative networking solutions will benefit our customers through an enhanced value proposition, including a fully integrated end-to-end architecture for enterprise, access and metro core markets.”

The companies also note that the combination will leverage its trusted supplier status to communications service providers, to create an expanded, secure and more-comprehensive portfolio for government networks and critical infrastructure. The combined company will continue to support all customers in its current markets and will continue to benefit from world-class R&D teams to help advance the next generation of fiber communications networks.

ACCELERATING GROWTH AND DRIVING VALUE CREATION

The combination of ADTRAN and ADVA is expected to create significant value for the shareholders of both companies, with approximately $52 million in pre-tax annual cost synergies realized within two years post-closing, driven by identified supply chain efficiencies and operating model optimization.

Importantly, the combination will create opportunities to better serve customers. This will enable the combined company to accelerate its growth profile by utilizing a broader regional presence and the enhanced cross-selling opportunities facilitated by complementary product lines.

TRANSACTION DETAILS

ADTRAN and ADVA will combine under a new holding company (which will be renamed ADTRAN Holdings, Inc. following the closing) pursuant to an all-stock exchange offer for 100% of ADVA’s outstanding shares.

Under the terms of the offer, each ADVA share will be exchanged for 0.8244 shares of common stock in the new holding company. The offer is equivalent to €14.98 per ADVA share based on ADTRAN’s 3-month VWAP as of August 27, 2021, representing a premium of 22% to ADVA’s 3-month VWAP for the same time period, an equity value of €789 million, and an enterprise value of €759 million for an implied multiple of 1.3x LTM Revenue. ADTRAN shares will be exchanged for shares in the new holding company on a one-for-one basis. At the closing, ADTRAN shareholders will own approximately 54% of the equity of the combined company and ADVA shareholders will own approximately 46%, assuming a tender of 100% of ADVA shares.

The new holding company will commence the public takeover offer after approval of the offer document by the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht / BaFin), which ADTRAN anticipates occurring in November 2021. The offer will be subject to certain closing conditions, including a minimum acceptance threshold of 70% of the outstanding shares in ADVA, majority approval by ADTRAN shareholders, regulatory approvals, and other customary closing conditions.

The business combination agreement has been approved unanimously by the ADTRAN Board of Directors and the ADVA Management and Supervisory Boards. The transaction also has the strong support of ADVA’s largest shareholder, Egora, which has entered into an irrevocable commitment to tender into the offer shares representing 13.7% of ADVA’s outstanding shares.

The companies anticipate completing the transaction during the second or third quarter of 2022, subject to receipt of required regulatory approvals, as well as satisfaction of other customary closing conditions. The new holding company, in coordination with the ADVA Management and Supervisory Boards, intends to pursue a delisting and squeeze-out of the ADVA shares, following settlement of the offer or at a later date, depending on the new holding company’s shareholding in ADVA, prevailing market conditions and other economic considerations.

THE COMBINED COMPANY

The combined company will be named ADTRAN Holdings, Inc.. Its global headquarters will be located in Huntsville, AL and its European headquarters will be in Munich, Germany.

The new management team and Board of Directors will have a balanced mix of executives from both companies. ADTRAN’s Chairman and CEO, Tom Stanton, will serve in the same capacity following the close of the transaction. ADVA’s CEO, Brian Protiva, will transition into the role of Executive Vice Chairman. ADTRAN’s CFO, Mike Foliano, will remain in his current role and ADVA’s CTO, Christoph Glingener, will serve in the same capacity for the combined entity.

The Board of Directors of the combined company will comprise 9 directors, 6 of whom will be directors designated by ADTRAN and 3 of whom will be directors designated by ADVA.

The combined company will be dual-listed on the NASDAQ and Frankfurt Stock Exchange.

ADVISORS

BofA Securities is acting as exclusive financial advisor to ADTRAN, and Jefferies is acting as exclusive financial advisor to ADVA. Kirkland & Ellis LLP is serving as legal counsel to ADTRAN, and Hogan Lovells International LLP is serving as legal counsel to ADVA.

CONFERENCE CALL INFORMATION

ADTRAN and ADVA will host a conference call and simultaneous webcast at 8:30 a.m. Eastern Time on August 30th, 2021 to discuss the transaction. To attend the live listen-only webcast, participants should register online at www.adtran.com/investor.

If you are unable to participate in the teleconference, a webcast replay will be available two hours following the call on the Investor Relations Web page at www.adtran.com/investor and will remain available for at least 12 months.

To find more information about the combination, please visit www.acorn-offer.com

About ADTRAN

At ADTRAN, Inc., we believe amazing things happen when people connect. From the cloud edge to the subscriber edge, we help communications service providers around the world manage and scale services that connect people, places and things to advance human progress. Whether rural or urban, domestic or international, telco or cable, enterprise or residential—ADTRAN solutions optimize existing technology infrastructures and create new, multi-gigabit platforms that leverage cloud economics, data analytics, machine learning and open ecosystems—the future of global networking. Find more at ADTRAN, LinkedIn and Twitter.

About ADVA

ADVA is a company founded on innovation and focused on helping our customers succeed. Our technology forms the building blocks of a shared digital future and empowers networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at www.adva.com.

Media Contact:

ADTRAN: Rhonda Lambert, Rhonda.Lambert@adtran.com

ADVA: Stephan Rettenberger, SRettenberger@adva.com

Important Information For Investors And Stockholders

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

In connection with the proposed transaction between ADTRAN and ADVA, Acorn HoldCo, Inc. (“Acorn HoldCo”) is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of ADTRAN that will also constitute a prospectus for Acorn HoldCo and (2) an offering prospectus of Acorn HoldCo to be used in connection with Acorn HoldCo’s offer to acquire ADVA shares held by U.S. holders. When available, ADTRAN will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of ADTRAN and an indirect wholly-owned subsidiary of Acorn HoldCo, and Acorn HoldCo will distribute the offering prospectus to ADVA shareholders in the United States in connection with Acorn HoldCo’s offer to acquire all of the outstanding shares of ADVA.

INVESTORS AND SECURITY HOLDERS OF ADTRAN AND ADVA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE OFFER DOCUMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by ADTRAN or Acorn HoldCo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADTRAN will be available free of charge at https://investors.adtran.com/ and under the heading “SEC Filings”. Furthermore, the German language version of the offer document will be published by way of announcement on the internet at acorn-offer.com and by keeping available copies free of charge at the settlement agent. You will also be able to obtain a copy of the non-binding English translation of the offer document, which has not been reviewed by BaFin, on the internet at acorn-offer.com.

Certain Information Regarding Participants

ADTRAN and Acorn HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ADTRAN’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of ADTRAN in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus to be filed with the SEC. Information regarding the directors and executive officers of ADTRAN is contained in ADTRAN’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Proxy Statement on Schedule 14A, dated March 30, 2021, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond ADTRAN’s and ADVA’s control.

These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the ADTRAN and ADVA businesses; the possibility that ADTRAN stockholders may not approve the business combination agreement or that the requisite number of ADVA shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of ADTRAN’s common stock or ADVA’s common shares or the ability of ADTRAN and ADVA to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Acorn HoldCo may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; the risk of fluctuations in revenue due to lengthy sales and approval process required by major and other service providers for new products; the risk posed by potential breaches of information systems and cyber-attacks; the risks that ADTRAN, ADVA or the post-combination company may not be able to effectively compete, including through product improvements and development; and such other factors as are set forth in ADVA’s annual and interim financial reports made publicly available and ADTRAN’s and Acorn HoldCo’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in ADTRAN’s Form 10-K for the fiscal year ended December 31, 2020 and ADTRAN’s Form 10-Q for the quarterly period ended June 30, 2021, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than ADTRAN, ADVA or Acorn HoldCo has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to ADTRAN, ADVA and Acorn HoldCo on the date hereof, and each of ADTRAN, ADVA and Acorn HoldCo disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

It should also be noted that projected financial information for the combined businesses of ADTRAN and ADVA is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of ADTRAN or ADVA. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed business combination may not be satisfied; a regulatory approval that may be required for the proposed business combination is delayed, is not obtained or is obtained subject to conditions that are not anticipated; ADTRAN is unable to achieve the synergies and value creation contemplated by the proposed business combination; ADTRAN is unable to promptly and effectively integrate ADVA’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed business combination; legal proceedings are instituted against ADTRAN, ADVA or the combined company; ADTRAN, ADVA or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed business combination has a negative effect on the market price of the capital stock of ADTRAN and common shares of ADVA or on ADTRAN’s and ADVA’s operating results.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of ADTRAN or ADVA. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the proposed transaction and/or ADTRAN or ADVA, ADTRAN’s ability to successfully complete the proposed transaction and/or realize the expected benefits from the proposed transaction. You are cautioned not to rely on ADTRAN’s and ADVA’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither ADTRAN nor ADVA assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

The Offer

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares in ADVA. The offer itself, as well as its terms and conditions and further provisions concerning the offer, will be set forth in the offer document following the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) permission to publish the offer document. Investors and holders of shares in ADVA are strongly advised to thoroughly read the offer document and all other relevant documents regarding the offer upon their availability since they will contain important information.

The offer will exclusively be subject to the laws of the Federal Republic of Germany and certain applicable provisions of securities laws of the United States of America. Any agreement that is entered into as a result of accepting the offer will be exclusively governed by the laws of the Federal Republic of Germany and is to be interpreted in accordance with such laws.